Exhibit 99.1

Aurora Cannabis Announces Israeli Medical Supply Agreement with Cantek

  Aurora strategically positioned within two of the largest legal cannabis markets outside of Canada
  Agreement with Israeli leader Cantek provides access to Israel's drugstore channel
  Finished product is co-branded under Aurora and Cantek brands

NYSE | TSX: ACB

EDMONTON, AB, Nov. 25, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today it has entered into a strategic Supply Agreement (the "Agreement") with Cantek Holdings ("Cantek"), one of Israel's leaders in the medical cannabis field.

Under the terms of the Agreement, Aurora will supply Cantek with dried bulk flower over a two-year period, with the option to extend. The Company intends to provide Cantek with a minimum of 4,000 kgs of bulk dried flower annually, which will be processed into finished product, and co-branded under the Aurora and Cantek brand names for the Israeli market with the potential for additional international market sales.  Having secured all necessary export and import permits, the initial shipment of cannabis under the Agreement occurred during the week of November 16, 2020.

"We are excited about our strategic relationship with Cantek, a leader in the Israeli market. This Agreement provides Aurora with a great opportunity to expand our medical cannabis brand and industry leading science in one of our key international markets of focus," said Miguel Martin, Chief Executive Officer of Aurora. "Today's announcement demonstrates more than just a supply agreement. It's about the strength and quality of the Aurora medical brand being validated once again by the world's medical cannabis markets, including countries like Israel in which we had no distribution prior to today. We consider this Agreement to be a significant step for Aurora, and we look forward to bringing our high-quality medical cannabis products to patients in Israel."

"We are proud to partner with Aurora, a global leader who shares with us the same quality values and commitments of meeting patients' needs and improving their quality of life. This is a vote of confidence in Cantek's leadership and the Israeli market," said Netsah Israel, Chief Executive Officer of Cantek."

Cantek is one of the leading Medical Cannabis enterprises in Israel, with a foothold across the entire value chain of the medical cannabis industry in Israel. Cantek holds strategic partnerships with prominent drugstore chains, distribution companies, clinics and is deeply involved with Israel's growing medical cannabis patient community.

Aurora is now strategically positioned in two of the largest legal medical cannabis markets outside of Canada – Germany and now Israel, one of the largest importers of medical cannabis in the world. The Company plans to continue to leverage its market leadership as it further develops its medical cannabis markets internationally in key markets.

About Aurora
Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Canada, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to, the term of the contract, the amount of cannabis to be exported to Israel by the Company and the receipt of necessary export and import permits for each shipment of cannabis.  These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 25-NOV-20